FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 26, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of a change in the interests of Dr M Slaoui's Connected Person, in the Ordinary shares of GlaxoSmithKline plc (the "Company") following the acquisition of 213 shares at a price of GBP12.84 each, on 5 February 2008.

The administrators of the GlaxoSmithKline Share Value Plan (the "Plan") notified the Company on 26 February 2008 that they had executed the above transaction to correct an administrative error, which occurred following the release of Plan shares on 3 December 2007 (announced on 4 December 2007 under RNS number 1837J).

This notification relates to a transaction notified under Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

26 February 2008





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 26, 2008                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc